SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                                 SCHEDULE TO
                               (RULE 14d-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ------------

                          CORDANT TECHNOLOGIES INC.
                     (Name of Subject Company (Issuer))

                            CTI ACQUISITION CORP.
                       a wholly owned subsidiary of
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

                                ------------

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                ------------

                                  218412104
                    (CUSIP Number of Class of Securities)

                                ------------

                          Lawrence R. Purtell, Esq.
                                 Alcoa Inc.
                             201 Isabella Street
                            Pittsburgh, PA 15212
                          Telephone: (412) 553-4545
                   (Name, address and telephone number of
                    person authorized to receive notices
               and communications on behalf of filing persons)

                                  Copy to:
                           J. Michael Schell, Esq.
                           Margaret L. Wolff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                             New York, NY 10036
                           Telephone: 212-735-3000



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.

            [_] issuer tender offer subject to Rule 13e-4.

            [_] going-private transaction subject to Rule 13e-3.

            [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]





ALCOA TO ACQUIRE CORDANT TECHNOLOGIES

            PITTSBURGH and SALT LAKE CITY, March 14, 2000 - Alcoa Inc. and Cordant Technologies Inc. today announced they have entered into a definitive agreement under which Alcoa will acquire all outstanding shares of Cordant for $57.00 per share payable in cash.

            Alcoa will commence the transaction with a cash tender offer for 100%, but not less than a majority, of the outstanding Cordant shares on a fully diluted basis. If a majority of the outstanding shares are purchased in the tender offer, any remaining Cordant shares will be exchanged for cash in the amount of $57.00 per share in a merger of Cordant and Alcoa's acquisition subsidiary.

            The transaction is valued at approximately $2.9 billion based on 40 million fully diluted shares of Cordant common stock on March 13, 2000 and the assumption of $685 million in debt.

            In announcing the transaction, James R. Wilson, chairman and chief executive officer of Cordant, and Alain J. P. Belda, president and chief executive officer of Alcoa, said: "We are pleased to announce this merger that brings together two companies with obvious complementary activities. Customers, employees and shareholders will benefit from combining each company's manufacturing best practices and technological leadership."

            Both companies' Boards of Directors have approved the merger agreement. The transaction will be conditioned on regulatory approvals, including expiration of applicable waiting periods and other customary conditions.

            Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Alcoa with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Cordant with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Alcoa and Cordant at the SEC's website at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Alcoa Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Cordant Investor Relations.

                                    # # #



Editorial Contacts:     Bonita A. Cersosimo
                        Alcoa
                        1 412 553 4462

                        Lauren Sides
                        Cordant Technologies
                        1 801 933 4193


Investor Relations:     Randall J. Killeen
                        Alcoa
                        1 412 553 2231

                        Shannon Sebahar
                        Cordant Technologies
                        1 801 933 4029


Alcoa Inc. (NYSE: AA)
Cordant Technologies Inc. (NYSE: CDD)




                                 FACT SHEET


CORDANT TECHNOLOGIES INC. is a technology-based company serving global aerospace and industrial markets. It is composed of three market-leading business groups.

Employment: Approximately 17,000 employees worldwide at some 58 facilities located in five countries: U.S., Canada, France, United Kingdom and Japan.


BUSINESS GROUPS:
HOWMET CASTINGS - A leading supplier of investment cast super-alloy and titanium components used in jet aircraft and in electrical power generation. It is also a leading supplier of investment cast aluminum components used in various aerospace and commercial applications.

Employment:  Approximately 10,800
1999 Revenues:  $1.4 billion


HUCK FASTENERS - A global designer and manufacturer of high performance fasteners and fastening systems.

Employment: Approximately 2,500
1999 Revenues: $465.2 million


THIOKOL PROPULSION - It is a leading supplier of solid rocket propulsion systems for space launch vehicles since the inception of manned space flight.

Employment:  Approximately 3,800
1999 Revenues:  $588 million.



                             ALCOA/CORDANT COMBINATION
                               (billions of dollars)

                        Alcoa               Cordant     Estimated Total
                        -----               -------     ---------------
      Revenue           $16.3               $2.5        $18.8
      Employees         107,700             17,000      124,700



                         ALCOA/REYNOLDS/CORDANT COMBINATION
                               (billions of dollars)

                        Alcoa & Reynolds*   Cordant     Estimated Total
                        ----------------    -------     ---------------
      Revenue           $21.0               $2.5        $23.5
      Employees         126,700             17,000      143,700


*pending regulatory approval

For more information on Cordant Technologies Inc. and its three business groups visit http://www.cordant.com.